UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65

OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(C) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Hairmax International, Inc.

2505-06, 25/F, Stelux House, 698 Prince Edward Road East, Kowloon, Hong Kong. (Address of Principal Business Office) (No. & Street, City, State, Zip Code)	814-00668 (Commission File Number)

(852) 2390-8600 (Telephone Number, including area code)

In addition to completing the cover page, a company withdrawing its election under Section 54(a) of the Act must state one of the following bases for filing the notification of withdrawal:

A. ☐ The company has never made a public offering of its securities; does not have more than 100 security holders for purposes of section 3(c)(1) of the Act and the rules thereunder; and does not propose to make a public offering.

B. ☐ The company (1) has distributed substantially all of its assets to its security holders and has effected, or is in the process of effecting, a winding-up of its affairs, and (2) is not liquidating as part of a merger.

C. ☐ The company has (1) sold substantially all of its assets to another company; or (2) merged into or consolidated with another company. Give the name of the other company and state whether the other company is a registered investment company, a company excluded from the definition of an investment company by section 3(c)(1) of the Act, a business development company, or none of the above.

D. ☒| The company has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding voting securities or partnership interests.( Describe the company's new business. Give the date of the shareholders' or partners' meeting and the number of votes in favor of and opposed to the change. ) The Company intends to consummate a merger with Arcotect Digital Technology Ltd., a company organized and existing under the laws of the Hong Kong SAR of the Peoples’ Republic of China, pursuant to a Plan of Exchange, dated as of December 28, 2004. As a result of the merger, Arcotect will become a wholly-owned subsidiary of the Company. Arcotect is in the cable television business in the city of Nantia, China, and would not be considered an “eligible portfolio company” within the meaning of Section 2(a)(46) of the Investment Company Act of 1940, as amended. The decision to terminate the Company’s status as a “business development company,” within the meaning of Section 2(a)(48) of the Investment Company Act of 1940, was authorized by Action By Written Consent of the Board of Directors and the Majority Shareholders of the Company pursuant to Nevada law on November 22, 2004. Holders of shares of common stock and convertible preferred stock of the Company having voting power equal to 584,807,657 common shares, representing in excess of ninety percent (90%) of the total combined voting power of the Company, signed the Action By Written Consent in favor of the change. There were no votes cast against the decision to cease being a business development company. A Definitive Information Statement on Schedule 14C was filed by the Company with the Commission on December 17, 2004, in connection with the decision, and was mailed to shareholders.

E. ☐ The company has filed a notice of registration under Section 8 of the Act. State the filing date of the Company's notice of registration (Form N-8A) under the Act.

F. ☐ Other. Explain the circumstances surrounding the withdrawal of election.

SIGNATURE

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the Hong Kong SAR of the Peoples’ Republic of China on the 28th day of March, 2005.

HAIRMAX INTERNATIONAL, INC.

By:	/s/ Ng Chi Shing
Name: Ng Chi Shing
Title: Chairman

Attest:

By:	/s/ Lui Chi Keung
Name: Lui Chi Keung
Title: Chief Financial Officer

2